UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Schmitt Industries, Inc
(Name of Issuer)
Common stock, no par value
(Title of Class of Securities)
806870200
(CUSIP Number)
MICHAEL R. ZAPATA
SENTENTIA CAPITAL MANAGEMENT LLC
New York, New York
(212) 851-3488

ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 806870200

1	NAME OF REPORTING PERSON: SENTENTIA GROUP, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 90-00889769
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 474,235
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 474,235
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 806870200

1	NAME OF REPORTING PERSON: SENTENTIA CAPITAL MANAGEMENT, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-4220564
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 474,235
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 474,235
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 806870200

1	NAME OF REPORTING PERSON: MICHAEL R. ZAPATA I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 522,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 522,012
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 806870200
ITEM 1.	SECURITY AND ISSUER:
The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
ITEM 2.	IDENTITY AND BACKGROUND:
Item 2 is hereby amended to add the following: This Amendment No. 4 is filed in connection with a private transaction for the purchase of Shares from Walter Brown Pistor and stock issuances from the Issuer to the Reporting Persons.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Item 3 is hereby amended and restated in its entirety as follows: The Shares purchased by Sententia Group were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) as follows: 350,779 Shares were purchased in open market purchases, and 123,456 Shares were purchased in a private transaction. The aggregate purchase price of the 474,235 Shares owned directly by Sententia Group is approximately $1,232,073, including brokerage commissions. The Shares issued to the Reporting Persons total 47,777 at zero costs basis and were reported on the applicable Form 4 filing.
ITEM 4.	PURPOSE OF TRANSACTION:
Item 4 is hereby amended to add the following: This Amendment No. 4 is filed in connection with a private transaction for the purchase of Shares from Walter Brown Pistor and stock issuances from the Issuer to the Reporting Persons. On December 18, 2019, the Issuer issued a press release regarding the private transaction.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
Items 5(a) – (c) are hereby amended and restated to read as follows: The aggregate percentage of Shares reported owned by each person named herein is based upon 4,086,406 Shares outstanding as of August 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 8, 2019. A. Sententia Group (a) As of the close of business on December 17, 2019, Sententia Group beneficially owned 474,235 Shares. Percentage: Approximately 11.6% (b) 1. Sole power to vote or direct vote: 474,235 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 474,235 4. Shared power to dispose or direct the disposition: 0 (c) The transactions in the Shares by Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference. B. Sententia Capital (a) Sententia Capital, as the general partner of Sententia Group, may be deemed the beneficial owner of the 474,235 Shares owned by Sententia Group. Percentage: Approximately 11.6% (b) 1. Sole power to vote or direct vote: 474,235 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 474,235 4. Shared power to dispose or direct the disposition: 0 (c) Sententia Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference. C. Mr. Zapata (a) Mr. Zapata, as the Managing Member of Sententia Capital, may be deemed the beneficial owner of the 474,235 Shares owned by Sententia Group in addition to 47,777 shares owned individually. Percentage: Approximately 12.8% (b) 1. Sole power to vote or direct vote: 522,012 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 522,012 4. Shared power to dispose or direct the disposition: 0 (c) Mr. Zapata has been issued 47,777 shares that have been reported on a Form 4 filing. The transactions in the Shares on behalf of Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:

CUSIP No.: 806870200
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 19 2019	SENTENTIA GROUP, LP By: Sententia Capital Management, LLC, its general partner Name: Michael Zapata Title: Managing Member
SENTENTIA CAPITAL MANAGEMENT LLC By: /s/ Name: Michael Zapata Title: Managing Member
MICHAEL R. ZAPATA By: /s/ Name: Michael Zapata Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 806870200
EXHIBIT 99.1 TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS IN THE LAST 90 DAYS Reporting Person Date Shares Purchased Price Per Share Sententia Group, LP 12/17/19 123,456 $3.25